CM


02003755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 01 2002

SEC FILE NUMBER
8-27190

3-5-02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Robinson-Humphrey Company, LLC
(Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, N.E.
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer — 212 816-6534 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue	New York		10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

This report contains (check all applicable boxes):**

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity
__	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
__	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
__	(m)	A copy of the SIPC Supplemental Report.
__	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditor's Report on Internal Accounting Control.
X	(p)	Schedule of Segregation Requirements and Funds in Segregation - Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

February 25, 2002

State of New York)
) SS:
County of New York)

We, the undersigned officers of The Robinson-Humphrey Company, LLC, do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2001 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2001 and supplementary schedules will promptly be made available to The Robinson-Humphrey Company, LLC members and allied members whose signatures do not appear below.

A. Richard Janiak
Managing Director

Michael J. Day
Controller

Subscribed and sworn to before me
this 25 day of February 2002.

MARILYN NEUMAN
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 2026



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Member of
The Robinson-Humphrey Company, LLC:

We have audited the accompanying statement of financial condition of The Robinson-Humphrey Company, LLC (a wholly owned subsidiary of Salomon Smith Barney Inc.) as of December 31, 2001, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Robinson-Humphrey Company, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2002





THE ROBINSON-HUMPHREY COMPANY, LLC
(A wholly-owned subsidiary of Salomon Smith Barney Inc.)

Statement of Financial Condition
December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Member of
The Robinson-Humphrey Company, LLC:

We have audited the accompanying statement of financial condition of The Robinson-Humphrey Company, LLC (a wholly owned subsidiary of Salomon Smith Barney Inc.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Robinson-Humphrey Company, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2002



THE ROBINSON-HUMPHREY COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001
(In thousands)

ASSETS	
Cash	$ 75,761
Equity securities owned, at market, held at clearing broker	1,105
Receivable from Parent	5,268
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $10,720	7,819
Other assets	586
Total assets	$ 90,539
LIABILITIES AND MEMBER'S CAPITAL	
Payables to brokers, dealers, and clearing organizations	$ 1,138
Payables and accrued liabilities	8,529
Member's capital	80,872
Total liabilities and member's capital	$ 90,539

The accompanying notes are an integral part
of this statement of financial condition.

THE ROBINSON-HUMPREY COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
(In thousands)

1. Summary of Significant Accounting Policies

Basis of Presentation

The Robinson-Humphrey Company, LLC (the "Company"), a wholly owned subsidiary of Salomon Smith Barney Inc. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange, Inc. (the "Exchange"), and a registered futures commission merchant with the Commodity Futures Trading Commission. The Company's obligations are guaranteed by the Parent in accordance with Rule 322 of the Exchange. The Company's ultimate parent is Citigroup Inc. ("Citigroup").

The accompanying statement of financial condition includes the accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States which require the use of management's best judgement and estimates. Estimates may vary from actual results.

On May 14, 2001, the Parent announced a definitive agreement (the "Agreement") to sell certain assets and transfer certain liabilities of the Company to SunTrust Bank, Inc. ("SunTrust"). The net assets sold reflect only those assets and liabilities sold pursuant to the Agreement, which primarily relate to the businesses of U.S. related investment banking, sales and trading, and soft-dollar brokerage, which include the operating leases and fixed asset infrastructure primarily related to such businesses. The proceeds from the sale were $11,903.

As more fully described in Note 7, on Janaury 1, 2002, the Company was merged into its Parent.

Cash

Cash consists of a demand deposit at a large U.S. bank with whom the Parent has a banking relationship.

Property, Equipment and Leasehold Improvement

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

Income Taxes

For tax purposes, the Company has elected, pursuant to IRS regulations, to be considered a pass-through entity whose income tax liabilities will be borne by its Parent.

2. Commitments and Contingencies

The Company has noncancelable leases covering office space and equipment expiring on dates through 2007. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2001, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2002 - $6,971; 2003 - $7,546; 2004 - $7,522; 2005 - $7,874; 2006 - $7,798 and $5,394 for the years thereafter.

The Company has been named as a defendant in legal actions relating to its operations, some of which seek damages of material or indeterminate amounts. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, these matters would not be likely to have a material adverse effect on the financial position or liquidity of the Company.

3. Capital Requirements

The Company, as a broker-dealer, and a registered futures commission merchant is subject to minimum net capital requirements of the Securities and Exchange Commission and other regulatory bodies. Under the most restrictive of these rules, at December 31, 2001, the Company's net capital, as defined, of $58,800 exceeded the minimum requirement by $58,317.

4. Employee Benefit Plans

The Company provides certain health care and life insurance benefits for its active and qualifying retired employees who reach the retirement criteria specified by the various plans.

The Company participates in a noncontributory defined benefit pension plan with Citigroup, which covers substantially all of its employees.

The Company, through Citigroup, has a defined contribution employee savings plan covering substantially all of its employees.

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees.

The Company participates in the Capital Accumulation Plan, a restricted stock plan through Citigroup under which stock of Citigroup is issued in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two or three-year period. Except under limited circumstances, during the period the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants represents the market value of Citigroup common stock at the date of grant.

5. Related Party Transactions

The Company introduces customer accounts to the Parent, which clears securities and commodities transactions on a fully disclosed basis and performs certain other administrative services for the Company. The Parent charges the Company interest computed at its cost of funds on the average net debit balances of its customer accounts introduced by the Company. At December 31, 2001, the Company has a receivable from the Parent of $5,268 relating to these activities.

Subsequent to the closing of the sale of the Company's net assets to SunTrust, an incremental payment was made by the Company's Parent to SunTrust in the amount of $1,525, related to the difference between the estimated and actual valuation of the businesses sold. Such amount is not reflected in the accompanying statement of financial condition.

THE ROBINSON-HUMPREY COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
(In thousands)

6. Fair Value Information

At December 31, 2001, substantially all of the Company's financial instruments are carried at market or fair value. Financial instruments recorded at quoted market value, based on closing exchange quotations, include equity securities owned. Financial instruments carried at fair value include receivable from Parent, payables to brokers, dealers and clearing organizations, and payables and accrued liabilities.

7. Other Events

On November 26, 2001, the Board of Directors of the Parent entered into an agreement and Plan of Merger between the Parent and the Company, whereby the Parent will continue as the surviving entity. Effective January 1, 2002, the Company was merged into its Parent.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Member of
The Robinson-Humphrey Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of The Robinson-Humphrey Company, LLC (a wholly owned subsidiary of Salomon Smith Barney Inc.) ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, (1) in making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11); (2) in making periodic computations of minimum financial requirements pursuant to Regulation 1.17 and (3) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13,
2. Making the daily computations of the segregation requirements of section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations,
3. Making daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, and
4. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2002